Investor Relations
Holcim
Hagenholzstrasse 85
CH-8050 Zürich
Phone +41 58 858 87 87
Fax +41 58 858 80 09





Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9

Zurich, February 21, 2007

SUPPL

File N° 82-4093

Dear Sirs,

Please find enclosed:

- Media Release:
  Holcim – successful bond placement raising CHF 650 million
  (2 pages)

With kind regards,

B. Fuchs

Beate Fuchs

PROCESSED

MAR 0 2 2007

THOMSON
FINANCIAL

Encl.: mentioned

File N° 82-4093

Corporate Communications



Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland
Phone +41 58 858 87 10
Fax +41 58 858 87 19

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN OR TO US, CANADIAN, AUSTRALIAN OR JAPANESE PERSONS

February 20, 2007

Media Release

Holcim – successful bond placement raising CHF 650 million

Holcim Ltd has successfully issued a 10-year CHF 400 million bond with a 3 1/8% coupon in the Swiss Franc domestic market and Holcim Overseas Finance Ltd. a 6-year CHF 250 million bond with a 3% coupon in the Swiss Franc international segment. Holcim Ltd is guaranteeing the issue placed by Holcim Overseas Finance Ltd.

The proceeds will be used to refinance existing debt by taking advantage of the favorable market conditions and for general corporate purposes. Furthermore, the bonds optimize the maturity structure.

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Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, gravel and sand) as well as further activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

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This media release is also available in German.

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Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

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Internet: www.holcim.com

This announcement is for information only and does not constitute an offer to sell, purchase, exchange or transfer any securities or a solicitation of any such offer in the United States, Canada, Australia or Japan or any other jurisdiction.

The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to US persons (as defined in Regulation S under the Securities Act), absent registration or an exemption from registration under the Securities Act. Neither the issuer, the Guarantor (if any) nor any other participant in the transactions described herein intends to register any securities under the Securities Act or with any securities regulatory authority of any state or other jurisdiction in the United States in connection with the proposed transactions described in this announcement.

Neither this announcement or any copy of it is for distribution, directly or indirectly, in or into the United States or to any US person (as defined in Regulation S) or into Canada, Australia or Japan. Any failure to comply with this restriction may constitute a violation of US, Canadian, Australian or Japanese securities laws.

File N° 82-4093

In the member states of the European Economic Area this announcement and the offering are only addressed to and directed at persons who are "qualified investors" within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) ("Qualified Investors"). In addition, in the United Kingdom, this document is being distributed only to and is directed only at Qualified Investors (a) who are persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") or (b) who are high net worth entities falling within Article 49 of the Order, and any other persons to whom it may otherwise lawfully be communicated (all such persons together referred to as "relevant persons"). Any investment or investment activity to which this document relates is available only to (i) in the United Kingdom, relevant persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, Qualified Investors, and will be engaged in only with such persons.

END